DESPATCH OF OFFER TO PURCHASE DOCUMENT

Singapore, May 2, 2007 - The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) wishes to inform its shareholders (“Shareholders”) that Connect Holdings Limited (the “Offeror”) had on May 2, 2007 announced that, further to its announcement of April 11, 2007 (the “Offer Announcement”), the offer to purchase document dated May 2, 2007 containing full details of the voluntary conditional cash general offer (the “Offer”) for all the issued ordinary shares of PacNet other than those already owned by the Offeror (the "PacNet Shares”) has been despatched to all Shareholders. The Offeror has also announced that the Offer commenced on May 2, 2007.

A copy of the Despatch Announcement may be downloaded from the following website:
www.sec.gov.

The Directors of PacNet had previously informed its Shareholders that PacNet has appointed KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”) as the independent financial adviser to the Directors of PacNet who are considered independent for the purposes of evaluating the Offer (the “Independent Directors”). The Independent Directors are currently reviewing the Offer.

A circular (the “Circular”) containing, inter alia, the recommendations of the Independent Directors and the advice of KPMG Corporate Finance to the Independent Directors will be sent to Shareholders no later than May 16, 2007 and this Circular will advise the Shareholders: (i) whether the Independent Directors recommend acceptance or rejection of the Offer; express no opinion and remain neutral toward the Offer; or are unable to take a position with respect to the Offer; and (ii) the reason(s) for the position taken by Independent Directors with respect to the Offer (including the inability to take a position).

In the meantime, Shareholders are advised to exercise caution when dealing in their PacNet Shares or otherwise taking any action in relation to their PacNet Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations of the Independent Directors as well as the advice of KPMG Corporate Finance set out in the Circular to be issued in due course.

PacNet will make an announcement to inform Shareholders as soon as it despatches the Circular.

The Directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Offer Announcement and Despatch Announcement), the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Elaine Lim
Managing Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7100
Mobile: +65 9751 2122
Email: elaine.lim@citigatedrimage.com

Singapore (Investors and Analysts)

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.